Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

The following is a transcript of a presentation made to members of the financial community by representatives of Overture Services, Inc. and Yahoo! Inc., in connection with the Agreement and Plan of Merger, dated as of July 14, 2003, between Overture, Yahoo! and a wholly owned subsidiary of Yahoo!.

     Additional Information

     Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

     Forward-Looking Statements

     This document contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition of Overture by Yahoo!, Overture’s expected financial performance, as well as Overture’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Overture and Yahoo! to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and general economic conditions. More information about potential factors that could affect Overture’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including

(without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Overture’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future.

Event Date/Time: Jul. 14. 2003 / 9:30AM ET

Event Duration: 30 min

CORPORATE PARTICIPANTS

Paul Hollerbach
VP, Financial Planning and IR — Yahoo!

Terry Semel
Chairman and CEO — Yahoo!

Susan Decker
CFO — Yahoo!

Dan Rosensweig
COO — Yahoo!

Dan Morefield
CIO — Overture Services, Inc.

Ted Meisel
President and CEO — Overture Services, Inc.

CONFERENCE CALL PARTICIPANTS

Lanny Baker
Salomon Smith Barney — Analyst

Gordon Hodge
Thomas Weisel Partners — Analyst

Anthony Noto
Goldman Sachs — Analyst

Jeetil Patel
Deutsche Banc Securities — Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Yahoo! conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. I would now like to turn the call over to Mr. Paul Hollerbach, Vice President of Financial Planning and Investor Relations. Sir, you may begin.

Paul Hollerbach - VP, Financial Planning and IR — Yahoo!

Thank you. Good morning and thank you for joining us. We’re very excited to talk about what we believe is a great combination in Yahoo! and Overture. Terry Semel, our Chairman and CEO, Ted Meisel, CEO of Overture, and Sue Decker, our CFO, will begin with some prepared remarks. Dan Rosensweig, our Chief Operating Office, and Todd Tappin, CFO of Overture, will also be available for Q&A.

Before we begin, I’d like to remind you that matters discussed in this call contain forward-looking statements that involve risks and uncertainties concerning Yahoo!’s expected financial performance, as well as Yahoo!’s strategic and operational plans. Actual results may differ materially from the predicted results. Reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or the closing may be delayed, the reactions of customers of Yahoo! and Overture to the transaction, Yahoo!’s ability to successfully integrate Overture’s operations and employees and general economic conditions.

All information discussed in this call is as of January 14th, 2003, and Yahoo! undertakes no duty to update this information. Other potential factors that could affect the items described in this call are included in the company’s annual and quarterly reports, including without limitation under the caption, Management Discussion and Analysis of Financial Condition and Results of Operation and Risk Factors, which are on file with the SEC. And now, I’d like to turn the call over to Terry.

Terry Semel - Chairman and CEO — Yahoo!

Good morning, everyone. Today is a very exciting and important day for both Yahoo! and Overture. We announced that Yahoo! has signed a definitive agreement to acquire Overture, the world’s leading provider for pay for performance search. There are many reasons why we’re so excited about this announcement. First and foremost, we believe this combination will create the largest player in the rapidly growing Internet advertising sector. Online advertising is in the early stages of, what we believe is a very large long-term opportunity with expected rapid growth in all segments.

Yahoo! already has a robust brand advertising business that has seen rapid growth. Our acquisition of Overture, who is the proven partner and, literally, the creator of pay for performance search, strengthens our competitive and leadership position in this area. With Overture, not only will Yahoo! be the largest player, we’ll also be able to provide the broadest array of integrated marketing solutions on the Web, having the ability to deliver everything from contextual and text-based advertising to branded campaigns.

Equally important, we will be able to effectively and efficiently deliver those solutions to the full spectrum of clients from large, traditional corporations to small and medium-size business. Those advertisers will also benefit from one of Yahoo!’s greatest assets, a massive, global audience that continues to spend more time with us and demonstrates increasing loyalty to our services and brands. The combination of Yahoo! and Overture also enables us to extend pay for performance search across the Yahoo! Network faster and more cost effectively. We see significant opportunities to integrate this capability in key verticals, such as shopping, travel and get local.

By vertically integrating Overture into the breadth and depth of the Yahoo! network, we believe that our consumers will benefit from more relevant and contextual messages and marketers will gain from more effective results.

As exciting as these opportunities are, we believe we can extend them by leveraging Overture’s self-service platform to build an efficient, scalable marketplace for online advertising. We also see great opportunities ahead in yet another asset that Overture provides, direct access to its approximately 88,000 small and medium-sized advertisers. We believe that Yahoo! has many products and services that we can deliver to these businesses, including posting business mail and our Yahoo! store platforms. We see all of this as a global proposition and believe that together we can expand our services internationally to create a global marketplace.

Turning to the very important business of search, Yahoo! will now own all the crucial elements of an end-to-end search offering by having direct control over the development and distribution of algorithmic search, as well as the monatization component. We’ll have the greater flexibility and speed to market in our product development. We’ll be better equipped to create customized and innovative solutions for advertisers, and to enhance the consumer experience to increase relevancy and ease of use.

We are also committed to extending these advantages to our valued affiliates to provide them with greater revenue per search. We’ll also be adding the technical and operational team that created [Inaudible] search industry and kept it at the forefront of innovation. We’ll combine this with our company’s respective expertise in algorithmic search and Yahoo!’s deep understanding of consumers’ needs to accelerate our efforts to become the world’s leading end-to-end search provider.

And we’ll add it to our technology assets Overture’s impressive intellectual property portfolio of both algorithmic and sponsored search patents. These are some of the key reasons we have opted to acquire Overture, as opposed to continuing to partner or building our own infrastructure from the ground up. We believe that the advertising industry is in its earliest days of a great future.

Similarly, the pay for performance sector is moving quickly here in the U.S. and abroad, and we have only begun to tap its capabilities as an integral part of the Yahoo! network. In short, the time to act is now.

Let me finish by noting that Yahoo! and Overture have demonstrated that as business partners they could outperform a dynamic and fast-growing market. As a single entity with a shared vision and aligned goals, we believe we can create the biggest, most effective marketing environment on the Web, take advantage of the rapid growth of pay for performance search, and leveraging an unmatched network of content and services that reach a global audience of nearly a quarter of a billion people.

We truly believe this combination will allow us to create great value for our users, great value for our marketers, and ultimately drive greater value for Yahoo!’s business.

Thank you very much. And now I would like to turn it to Ted Meisel.

Ted Meisel - President and CEO — Overture Services, Inc.

Thank you, Terry.

I plan to spend just a few minutes talking to you about why from Overture’s perspective today’s news is so exciting. First and foremost, the combination of Overture and Yahoo! merges two leaders who possess highly complementary and clearly market-leading capabilities. The results, as Terry said, is the creation of the largest global search and advertising business on the Internet.

The merger of Yahoo! and Overture is a unique opportunity, born of strength on each side. Overture has built a substantial business of which we’re extremely proud. In the six short years of our existence, we’ve matched businesses with consumers more than five billion times; built and active advertiser base, as Terry mentioned, over 88,000 businesses large and small; transformed the company from a one dimensional to multi-dimensional company. Expanded throughout the world, and put Overture on track to top $1 billion in revenue this year, while achieving sustained profitability over the last two years.

As Terry explained — that’s the Overture side. As Terry explained Yahoo! possesses significant strengths in Internet usage and audience and advertising. As a result, we believe the combination of our two companies provides Overture’s shareholders with the best way to participate in the continued growth in search and related advertising markets.

Together, Yahoo! and Overture will be the best source for providing businesses with efficient and effective ways to market themselves online, and consumers the best way to find exactly what they’re looking for. At the same time, our distribution partners will benefit from accelerated product and marketplace development due the certainty of a robust traffic source for the long term.

Before I turn the call over to Sue, I just wanted to close my remarks by saying how proud I am of all of Overture’s employees around the world for building an extraordinary business and helping to change forever the search and online advertising landscape. With my deepest gratitude and sincerity, I thank you all - and Sue?

Susan Decker - CFO — Yahoo!

Thanks, Ted and Terry. I’m now going to review the proposed deal terms and summarize what we see as the financial power of a Yahoo!-Overture combination.

We are offering $4.75 per share in cash, plus .6108 Yahoo! shares for each Overture common share. The share component represents about 7% of current shares outstanding.

At Friday’s closing prices, the total consideration to Overture shareholders would be approximately $1.63 billion on a fully diluted basis, approximately $312 million of which would be cash. Net of the cash Overture had on its balance sheet as of March 31, less the expenditures in the second quarter for the fast and Alta Vista transactions, the total net consideration would be $1.52 billion, and the net cash consideration is $205 million. We also estimate an additional $25 million in transaction and closing costs.

Let me take you through the three key financial assumptions behind this transaction.

First, the economics of this transaction and the total consideration to be paid are predicated on our enhanced competitive positions in one of the largest and fastest-growing sectors of the Internet. Said another way, we are very committed to the affiliate network, but our proposed consideration does not require them to be a material long-term source of profits.

Having said that, we believe this combination offers the affiliates an improved proposition for two reasons. First, with an end-to-end solution, we believe we can innovate faster, leading to the best solutions that are expected to improve affiliate search economics. And, second, we believe the affiliates will benefit from having a partner with deeper financial strength that also offers another branded end-to-end choice in the marketplace.

The second financial assumption is that by combining the assets of Overture and those of Yahoo!, and creating a full end-to-end solution in Yahoo! search, which is extensible across multiple verticals and countries, we currently expect to generate a return in excess of our cost of capital and to enhance long-term free cash flow generation consistent with our financial objectives.

And third, in addition to creating long-term value, we expect the deal to be a minimum of earnings and free cash flow breakeven in the first year of the combination. And we expect the combination to be accretive thereafter, even with the key assumption that pricing and the affiliate network will remain highly competitive.

The merger is subject to customary closing conditions, including shareholder approval and regulatory clearance. We expect the deal to close in the fourth quarter, and we will be updating our business outlook to include Overture at that time.

However, in the interim, when looking at the combined companies, I would remind you that the combined company revenue would eliminate the Overture tack (ph) currently paid to Yahoo!, which represented from 19% to 20% of our first half revenue.

In summary, a combination of Yahoo! and Overture will create a powerful source in the online segment of the advertising marketplace by combining the strengths of both. Together we will become the largest player in the very attractive marketplace and have the tools that lead to long-term sustainable competitive advantage.

Before we take your questions, I’ll turn it back to Terry.

Terry Semel - Chairman and CEO — Yahoo!

Thank you, Sue. We have a few minutes for questions. I just want to also add an enormous welcome to everyone from both the Overture and related company family to the Yahoo! family.

And it’s a very exciting way to start a new week and hopefully some very, very exciting days and years ahead to all of us. With that, I’d like to turn it over for a few questions. We’ll have joining Sue, Ted and myself both Todd Tappin and Stan Rosensweig.

QUESTION AND ANSWER

Operator

Thank you. We will now begin the question and answer session. To ask a question, please press the one on your touch-tone phone. You will hear an acknowledgment that you have been placed in queue.

If your question has been answered and you wish to be removed from the queue, please press the pound sign. All questions will be queued in the order that they are received. If you’re using a speaker phone, please pick up the handset before pressing any numbers.

Once again, for questions, please press the one on your touch-tone phone. You have Lanny Baker from Smith Barney.

Lanny Baker - Salomon Smith Barney — Analyst

Thanks a lot. Looking at the Overture cash flows on — if you look at the Overture business without the rest of the affiliate network and you look at the cash flow that they pick up or that they generate and your comment, too, that the economics are not really predicated upon the affiliate network, it would seem to imply that, you know, you’re looking for a pretty material increase in the Yahoo! cash flows that would come from combining the two companies. I wonder if you could talk about that first.

Secondly, can you give us — I know you said, sort of, Terry was saying extend it more broadly and more deeply, but could you give us some more kind of tangible identification where the opportunities, that would be helpful.

Secondly, can you talk a little bit about build versus buy? As you look at the acquisition that you’re making, what do you think it would cost to — how much more expensive or why did you choose to acquire it rather than build some of the pieces of the Overture technology or is it not about the technology?

And then third, can you talk strategically how you see, you know, some of the big affiliate network or affiliate partner relationships that Overture has with some of the other big players in search playing out?

I mean, would you anticipate that you’ll, you know, continue to be in a position to generate revenue for many of your competitors in the search business or is that something that — you said you can kind of take it or leave it. Are you more interested on backing off on that to kind of enhance Yahoo!’s advantages?

Susan Decker - CFO — Yahoo!

OK. Lanny, I’m going to start out and then I’m going to pass it to Dan for your third question.

So, the first question had to do with what are the incremental opportunities for Yahoo! that would more than offset continued competition on the affiliate network. And just to name a few on the revenue side, we see significant uphill opportunities for our small business platform in both directions to the over 88,000 small and medium size businesses that Overture brings.

In addition, we will be picking up the revenue that Overture now keeps that does not share with us intact, both on an existing business and also on incremental business that we’ll be working together on around the world and across our verticals that we have not yet pursued.

In addition, there are other revenue centers used in terms of having the pricing data and access this customer that ultimately will allow better optimization of all of our pricing across the network. And, in addition, there is a removal [Inaudible] in the sense that both companies’ incentives are now aligned. And so the partnership negotiation process and analysis of where or centers may be aligned or not aligned, that issue is now removed.

So when we add up our other incremental revenue opportunities and also take into account some cost synergies that we see largely in terms of removing public company costs, we feel like the revenues and incremental revenues and cost savings more than offset the continued competition in the affiliate network.

Your second question related to build versus buy. And as you can imagine, we analyze that question very carefully. For three reasons, we find the returns higher on this transaction price at $1.5 billion net of cash than building our own.

The first is that we’re buying the leader in the category. They’re experts. They’ve built a terrific franchise and a great infrastructure. And that, compared with the operating risk of doing it ourselves, was one major consideration that we modeled.

The second one is that the marketplace is so significant in size and growing so quickly that when you consider when we could have gotten our own solution up and running and the time it would take to get to the same level of marketplace liquidity and economics, there’s a very significant value loss in the build scenario versus the buy scenario. And just to put that into perspective, we have two more years on our existing partnership contract with Overture. So we couldn’t even start the process until then, and the marketplace economics are very significant at that point. And we think it would take several years to get up to the same kind of economics in the marketplace beyond that.

And the final point is that we’re acquiring a really powerful group of IP assets as well. So when we looked at all those things, we collectively concluded on a DCF (ph) basis that the buy option was superior to shareholders than building.

I think I’ll turn it to Dan Rosensweig.

Dan Rosensweig - COO — Yahoo!

OK. Lanny, this is Dan.

On the incremental business opportunities, we feel that obviously an extension of the greater participation in search is logical, first one. In addition to that, Overture has been building magnificent content mapping that will allow us to extend contextual text-based targeting throughout the network, which is take it off search and take it into key verticals like shopping, real estate, sports, travel, and particularly in the local area with our leadership in the Yellow Page area and the search area and the products that they’ve been working on in that category. We think we’ll open up brand new opportunities.

In addition to that, there are many countries that we’re not in yet today with sponsored search that Overture will allow us to speed (ph) to market there, and we can build these new marketplaces together. So we think there’s just enormous opportunities in the things that they’ve been working on and that we think we can build together.

On the affiliate model, we think we can bring great economics to the affiliate model business, better solutions. We can more rapidly deploy some of the new innovations because Overture can roll them out first on the Yahoo! network. And so we think we can bring real value to the affiliates, and we expect to serve them similar to when we announced Inktomi, which is — we think those are viable and valuable marketplaces, and we’re going to do a great job in continuing to serve them.

Operator

Our next question comes from Gordon Hodge from Thomas Weisel Partners.

Gordon Hodge - Thomas Weisel Partners — Analyst

Yes, good morning. I was just wondering if you can talk a little bit more about the IP that you’re picking up here in terms of what Overture has in its intellectual property portfolio that would give you competitive advantage versus other competitors in the market. And then, Sue, if you could just refresh or go over for me how you get from $1.63 billion back to I think $1.5 billion. I just didn’t follow the math — thanks.

Ted Meisel - President and CEO — Overture Services, Inc.

This is Ted. And I’ll take the first question regarding IP.

We have IP across pay for performance search related advertising and algorithmic search. We have some of the original patents in pay for performance search and have been — based on that, have engaged in some licensing of that. Not at this point material, but I think it’s just indicative of the value of the IP in that area.

Second to Overture’s acquisition of Alta Vista, we acquired the foundation algorithmic search patents, the portfolio around 60 patents with many more applications. And it includes patents on such activities as calling and indexing.

Gordon Hodge - Thomas Weisel Partners — Analyst

Great.

Susan Decker - CFO — Yahoo!

OK. Gordon, I’m going to take the second part of your question in terms of the cash flows on the balance sheet.

So the total consideration works out to $1,630,000,000. Then you subtract out the cash that was on hand as of their March 31 10-Q, which was $237 million. In addition, there was an outflow in the second quarter for the transactions of Alta Vista and [Inaudible] , and which both closed in the second quarter of $130 million.

So when you net those two together, their ending March balance, plus the out-sale for those two acquisitions, you get a net of $107 million. And that’s what we’re subtracting from the $1.63 billion to get $1.52 billion.

Terry Semel - Chairman and CEO — Yahoo!

OK. If we could, two more questions, please. Then we all have to move on.

Operator

A question from Anthony Noto from Goldman Sachs.

Anthony Noto - Goldman Sachs — Analyst

Thank you very much, and if you can’t hear my questions, if there’s some background noise, just let me. The first question is who you mentioned that the acquisition exceeds, will give a return above your cost of capital. I was wondering if you could clarify one, is that your weighted average cost of capital, not equity or debt. Two, what is your hurdle rate for an internal rate of return. You also mentioned that the deal would be, at the minimum, break even in the first full year. Could you give us a sense of the risks or the assumptions around that, in terms growth of the search market as well as growth in PPC, and that additional cost savings.

And then, secondly, does that include the MSN deal which is supposed to go through that time period, cause I know you said the predication of this return is not built on the assumption of any affiliate deals, but that is a very definitive break even point that includes a time period when overture still has a deal with MSN. And then internationally, does Overture/Yahoo! have out on the deal that Yahoo! is currently using competitors of Overtures, specifically in Europe with East Spotting, and then with Yahoo! Japan, which I know you don’t control with Google, thank you.

Susan Decker - CFO — Yahoo!

Okay, Anthony, I’m going to start with the first two. So the first one is the cost of capital. That refers to our equity capital, as opposed to our weighted average capital, and we believe our equity capital cost is, as a company, no greater than 12% in the current interest rate environment, and some would argue lower. However, when we model for acquisitions and valuation work, we assume a somewhat higher hurdle rate to account for the risks inherent in acquisitions. On that basis we believe the return on this deal exceeds the cost of capital that we’ve assumed in this deal, which is above our own.

On your second question, without going through all the specific assumptions, it seems a little bit premature to do this given that we haven’t closed yet. We did give you a net number in terms of what we expected, at least, break even in terms of accretion the first year. In terms of the search market economics we did not change our outlook from what we provided at analyst day that drove our forecast in the search market. And on the affiliate side, regarding MSN and others, we were very clear that we think that the deal and the consideration paid do not require those affiliate economics, although we’re very much committed to the affiliate model.

Anthony Noto - Goldman Sachs — Analyst

Okay, Terry, in terms of our flexibility outside the United States, when did you start off by saying, it’s really a little early for us to discuss that. Certainly it is without question before close. And just as one-liner, Yahoo! has flexibility outside the United States.

Operator

Question from Jeetil Patel from Deutsche Banc Securities.

Jeetil Patel - Deutsche Banc Securities — Analyst

Hey guys, couple of questions. Going back to the idea of international, within the market that you don’t have a paid search offering today, how fast do you think we’ll probably see the international markets for paid search for the respect to Yahoo. And do you think that that is a market that’s, call it, basically 50% of the global market for paid search, international versus domestic. And then secondly, in terms of extending the Overture platform onto the Yahoo! network in terms of contextual advertising, do you think we’ll see movement on that front, prior to the deal closed sometime in the second half of this year on the Yahoo! platform.

Dan Morefield - CIO — Overture Services, Inc.

This is Dan, I’ll start on the first part and then turn it over to Ted. On the international platform, there’s a number of places, particularly in Asia, and certain countries in Europe that we’ve not ruled out sponsored search, or have our own program, where we think there will be better economics working with Overture. So we think that there is big opportunities in a relatively short period of time, we’re not going to put an exact time on that, and I’ll let Ted take you through where he sees the market growth in a particular market.

Ted Meisel - President and CEO — Overture Services, Inc.

Thanks Dan, this year we’ve embarked on a fairly aggressive international expansion, so we’re already in the process of rolling out beyond the major European markets and beyond Japan, where we were last year into other markets in Europe, Italy and Spain as well as other countries in Asia. We’ve moved into Korea with what we believe is a very successful launch and Australia with our acquisition of Alta Vista. We believe we’re actually well positioned to begin work potentially with Yahoo! and a number of new markets.

Dan Morefield - CIO — Overture Services, Inc.

All right, just as a wrap up, we obviously focus great opportunity for enormous growth in the sponsored search area, and for that matter, the entire search area, as well as our advertising areas that include branded advertising. The big international has great opportunities between the two companies, and it should be a very exciting experience for us both, with, as I say with real big upside and real good opportunities. On that I’m going to have to thank you all for joining us, this is going to be an exciting and busy for both companies. Thank you.